# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Palladyne AI Corp., CIK 0001826681
CUSIP: 80359A205
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 650 SOUTH 500 WEST, 650 SOUTH 500 WEST, SALT LAKE CITY, Utah (UT), 84101
Date of event which requires filing of this statement: 09/16/2024
Amends the filing with accession number 0001594543-24-000003
Filed by CIK 0001594543
Persons authorized to receive notices and communications: WILLIAM KERBER, 3917 NE 104TH, OKLAHOMA CITY, Oklahoma (OK), 73131, 405-373-6600

## Reporting persons
- KERBER WILLIAM XAVIER III (CIK 0001594543)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Palladyne AI Corp.
Address of issuer's principal executive offices: 650 SOUTH 500 WEST, 650 SOUTH 500 WEST, SALT LAKE CITY, Utah (UT), 84101

## Item 2. Identity and Background
Name of person filing: William Xavier Kerber III
Residence or business address:
3917 NE 104th ST
Oklahoma City, OK. 73131
Present principal occupation or employment:
CEO Human Mode LLC
3917 NE 104th ST
Oklahoma City, OK. 73131
Criminal convictions in the last five years: During the past 5 years, Mr. Kerber has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past 5 years, Mr. Kerber has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Kerber purchased these shares as an individual for the purposes of investment in the Issuer's Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule, Mr. Kerber beneficially owns an aggregate of 2,403,037 shares of Common Stock, or 8.98% of the Issuer's outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on the 26,769,694 shares outstanding as of June 30, 2024
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule, Mr. Kerber beneficially owns and has sole voting and sole dispositive power of 2,403,037 shares of the issuer's Common Stock.
Transactions in the class effected during the past sixty days: On September 16, 2024 Mr. Kerber's purchases in the issuer's Common Stock represented an aggregate change in beneficial ownership of 1% or greater. This change in beneficial ownership is calculated based on a net change of 319,187 shares acquired by Mr. Kerber since his previous 13D filing dated March 05, 2024.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As of the filing date of this Schedule, Mr. Kerber is not involved in any contracts, arrangements, under standings or relationships related to any securities of the Issuer.

## Signatures
- KERBER WILLIAM XAVIER III: William Xavier Kerber III, William Xavier Kerber III (09/18/2024)